UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 20 4

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, OK 74114
(539) 444-8002

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

April 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034 20 4	13D	Page 2 of 5 pages

1	NAMES OF REPORTING PERSONS
Thomas W. Pritchard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,793,333*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,793,333*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,793,333*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 4,700,000 shares issuable upon the exercise of warrants and stock options.

CUSIP NO. 292034 20 4	13D	Page 3 of 5 pages

This Schedule 13D (Amendment No. 1) amends and restates in its entirety the Schedule 13D, which was filed on December 8, 2017.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150, Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The business address of Mr. Pritchard is 2200 S. Utica Place, Suite 150, Tulsa, OK 74114.

Mr. Pritchard is engaged in the oil and gas business and is a director and the Chief Executive Officer of the Company.

Mr. Pritchard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Pritchard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pritchard is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 14, 2017, Mr. Pritchard acquired through an entity wholly owned by him 93,333 shares of the Company’s Common Stock in exchange for consulting services provided to the Company.

On December 1, 2017, as compensation for serving as the Company’s Chief Executive Officer and on the Company’s Board of Directors, the Company granted Mr. Pritchard a warrant to purchase 500,000 shares of the Company’s Common Stock at an exercise price of $0.25 per share, which was immediately exercisable and expires on December 31, 2021 (the “December 2017 Warrant”). On April 3, 2019, such warrant was amended to extend the expiration date from December 31, 2021 to April 2, 2029.

On April 3, 2019, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2019 Stock Option Plan a non-qualified stock option to purchase 2,500,000 shares of the Company’s Common Stock at an exercise price of $0.33 per share. The option expires on April 2, 2029 and vested in three installments as follows: 1,250,000 shares on April 3, 2019; 625,000 shares on April 3, 2020; and 625,000 shares on April 3, 2021.

On December 31, 2020, the Board of Directors of the Company granted to Mr. Pritchard under the Company’s 2019 Stock Option Plan a non-qualified stock option to purchase 2,000,000 shares of the Company’s Common Stock at an exercise price of $0.35 per share, which was immediately exercisable and expires on April 2, 2029.

To incentivize an investor to purchase an unsecured convertible note from Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, Mr. Pritchard entered into an arrangement with such investor on May 14, 2021, pursuant to which such investor had the right to purchase up to 300,000 shares of Common Stock from Mr. Pritchard for $0.75 per share. On May 27, 2021, such rights were exercised in full and, in connection with the same, Mr. Pritchard partially exercised the December 2017 Warrant by purchasing 300,000 shares of Common Stock for an aggregate exercise price of $75,000 using his personal funds and then sold such 300,000 shares of Common Stock to such investor for an aggregate sales price of $225,000.

CUSIP NO. 292034 20 4	13D	Page 4 of 5 pages

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Pritchard acquired and owns the shares of the Company’s Common Stock, as described herein, for investment purposes.

Mr. Pritchard does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Pritchard is the beneficial owner of 4,793,333 shares of Common Stock, which includes 4,700,000 shares issuable upon the exercise of warrants and stock options, or 6.8% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Amendment No. 1 for Mr. Pritchard is based on 57,515,920 outstanding shares of Common Stock, which figure is disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Current Report on Form 8-K dated May 14, 2021. The 4,700,000 shares that Mr. Pritchard is deemed to beneficially own by virtue of having a right to acquire upon exercise of the warrants and stock options are considered outstanding solely for purposes of calculating his percentage of ownership.

(b)	The responses of Mr. Pritchard to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034 20 4	13D	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021	/s/ Thomas W. Pritchard
Thomas W. Pritchard